                                                                    EXHIBIT 22.1

                                     WATERS

                                                                 March 31, 1997

Dear Stockholder:

  On behalf of the Board of Directors, I cordially invite you to attend the Annual Meeting of Stockholders of Waters Corporation (the "Company") on May 6, 1997 at 11:00 o'clock a.m., eastern standard time. The meeting will be held at Waters Corporation, 34 Maple Street, Milford, Massachusetts 01757.

  The matters scheduled to be considered at the meeting are the election of directors of the Company and the ratification of auditors for the Company. These matters are more fully explained in the attached Proxy Statement which you are encouraged to read.

  The Board of Directors values and encourages stockholder participation. It is important that your shares be represented, whether or not you plan to attend the meeting. Please take a moment to sign, date and return your Proxy in the envelope provided even if you plan to attend the meeting.

  We hope you will be able to attend the meeting.

                                          Sincerely,

                                          /s/ Douglas A. Berthiaume

                                          Douglas A. Berthiaume Chairman,
                                          President and Chief Executive
                                          Officer


   Waters Corporation 34 Maple Street Milford, MA 01757-3696 U.S.A. 508 478-
                             2000 FAX 508 872-1990

                                    WATERS

                              WATERS CORPORATION

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Notice is hereby given that the Annual Meeting of Stockholders of Waters Corporation (the "Company") will be held at Waters Corporation, 34 Maple Street, Milford, Massachusetts 01757 on May 6, 1997, at 11:00 o'clock a.m., eastern standard time, for the following purposes:

    1. To elect directors to serve for the ensuing year and until their successors are elected.

    2. To ratify the selection of the firm of Coopers & Lybrand L.L.P., the present auditors, as auditors for the fiscal year of 1997; and

    3. To consider and act upon any other matters which may properly come before the meeting or any adjournment thereof.

  In accordance with the provisions of the Company's bylaws, the Board of Directors has fixed the close of business on March 24, 1997 as the record date for the determination of the holders of Common Stock entitled to notice of and to vote at the Annual Meeting.

                                          By order of the Board of Directors

                                          /s/ Douglas A. Berthiaume

                                          Douglas A. Berthiaume
                                          Chairman, President and Chief
                                          Executive Officer

Milford, Massachusetts March 31, 1997


   Waters Corporation 34 Maple Street Milford, MA 01757-3696 U.S.A. 508 478-
                             2000 FAX 508 872-1990

                              WATERS CORPORATION

                                34 MAPLE STREET
                         MILFORD, MASSACHUSETTS 01757

                                PROXY STATEMENT

                        ANNUAL MEETING OF STOCKHOLDERS
                        MAY 6, 1997, 11:00 O'CLOCK A.M.

  The Proxy is solicited by the Board of Directors of Waters Corporation (the "Company") for use at the 1997 Annual Meeting of Stockholders to be held on May 6, 1997 at 11:00 o'clock a.m. at the Company's headquarters located at 34 Maple Street, Milford, Massachusetts, 01757. Solicitation of the Proxy may be made through officers and regular employees of the Company by telephone or by oral communications with some stockholders following the original solicitation period. No additional compensation will be paid to such officers and regular employees for Proxy solicitation. Corporate Investor Communications, Inc. has been hired by the Company to do a limited broker solicitation for a fee of $4,000. Expenses incurred in the solicitation of Proxies will be borne by the Company.

                                VOTING MATTERS

  The representation in person or by proxy of a majority of the outstanding shares of common stock of the Company, par value $.01 per share (the "Common Stock"), entitled to a vote at the meeting is necessary to provide a quorum for the transaction of business at the meeting. Shares can only be voted if the stockholder is present in person or is represented by a properly signed proxy (a "Proxy"). Each stockholder's vote is very important. Whether or not you plan to attend the meeting in person, please sign and promptly return the enclosed Proxy card, which requires no postage if mailed in the United States. All signed and returned Proxies will be counted towards establishing a quorum for the meeting, regardless of how the shares are voted.

  Shares represented by Proxy will be voted in accordance with your instructions. You may specify your choice by marking the appropriate box on the Proxy card. If your Proxy card is signed and returned without specifying choices, your shares will be voted in favor of the proposals made by the Board of Directors, and as the individuals named as Proxy holders on the Proxy deem advisable on all other matters as may properly come before the meeting.

  For all matters to be voted upon at the meeting, the affirmative vote of a majority of shares present in person or represented by Proxy, and entitled to vote on the matter, is necessary for approval. Withholding authority to vote or an instruction to abstain from voting on a proposal will be treated as shares present and entitled to vote and, for purposes of determining the outcome of the vote, will have the same effect as a vote against the proposal. A broker "non-vote" occurs when a nominee holding shares for a beneficial holder does not have discretionary voting power and does not receive voting instructions from the beneficial owner. Broker "non-votes" will not be treated as shares present and entitled to vote on a voting matter and will have no effect on the outcome of the vote.

  Any stockholder giving the enclosed Proxy has the power to revoke such Proxy prior to its exercise either by voting by ballot at the meeting, by executing a later-dated Proxy or by delivering a signed written notice of the revocation to the office of the Secretary of the Company before the meeting begins. The Proxy will be voted at the meeting if the signer of the Proxy was a stockholder of record on March 24, 1997 (the "Record Date").

  On the Record Date, there were 28,929,595 shares of Common Stock outstanding and entitled to vote at the meeting. Each outstanding share of Common Stock is entitled to one vote. This Proxy Statement is first being sent to the stockholders on or about March 31, 1997. A list of the stockholders entitled to vote at the meeting will be available for inspection at the meeting for purposes relating to the meeting.

                           MATTERS TO BE ACTED UPON

1. ELECTION OF DIRECTORS

  The Board of Directors recommends that the stockholders vote FOR each nominee for director set forth below. Six directors are to be elected at the meeting, each to hold office until his successor is elected and qualified or until his earlier resignation, death or removal. Each nominee listed below is currently a director of the Company. It is intended that the Proxies in the form enclosed with this Proxy Statement will be voted for the nominees set forth below unless stockholders specify to the contrary in their Proxies or specifically abstain from voting on this matter.

  The following information pertains to the nominees, their principal occupations for the preceding five-year period, certain directorships and their ages as of April 1, 1997:

  Douglas A. Berthiaume, 48, has served as Chairman of the Board of Directors of the Company since February 1996 and has served as President and Chief Executive Officer of the Company since August 1994. From 1990 to 1994, Mr. Berthiaume served as President of the Waters Chromatography Division of Millipore (the "Predecessor"). Mr. Berthiaume is a Director of Genzyme Corporation and the Vice-Chairman of the Analytical Instrument Association.

  Joshua Bekenstein, 38, has served as a Director of the Company since August 1994. He has been a Managing Director of Bain Capital, Inc. ("Bain") since January 1993 and a General Partner of Bain Venture Capital since its inception in 1987. Mr. Bekenstein is a Director of Stage Stores Inc., Totes Inc., Small Fry Snack Foods, Inc. and Bright Horizons Children's Center, Inc..

  Philip Caldwell, 77, has served as a Director of the Company since August 1994. Mr. Caldwell has been a Director and Senior Managing Director of Lehman Brothers Inc. and its predecessor, Shearson Lehman Brothers Holdings Inc., since 1985. Mr. Caldwell spent 32 years at Ford Motor Company where he was Chairman of the Board of Directors and Chief Executive Officer from 1980 to 1985 and a Director from 1973 through 1990. Mr. Caldwell is a Director of Zurich Holding Company of America, Inc., Zurich Reinsurance Centre Holdings, Inc., American Guarantee & Liability Insurance Company (a Zurich affiliate), The Mexico Fund, MT Investors, Inc. and Russell Reynolds Associates, Inc. He has served as a Director of CasTech Aluminum Group Inc., the Chase Manhattan Bank Corporation, the Chase Manhattan Bank, N.A., Digital Equipment Corporation, Federated Department Stores Inc., Kellogg Company, Shearson Lehman Brothers Holdings, Inc. and Specialty Codings International, Inc.

  Edward Conard, 40, has served as a Director of the Company since August 1994. He has been a Managing Director of Bain since March 1993. Mr. Conard is a Director of Medical Specialties Group, Inc. Mr. Conard has served as a Director of Wasserstein Perella and Company, an investment banking firm that specializes in mergers and acquisitions. Previously, he was a Vice President of Bain & Company, where he headed the firm's operations practice area.

  Thomas P. Salice, 37, has served as a Director of the Company since July 1994. Mr. Salice is a Managing Director of AEA Investors Inc. ("AEA") and has been associated with AEA since May 1989. Mr. Salice is also a Director of Mettler-Toledo, Inc. and Manchester Tank & Equipment Company.

  Marc Wolpow, 38, has served as a Director of the Company since August 1994. He has been a Managing Director of Bain since January 1993 and was a Principal of Bain Venture Capital from May 1990 through December 1992. From 1988 to April 1990, Mr. Wolpow was a Vice President in the corporate finance department of Drexel Burnham Lambert, Incorporated. Mr. Wolpow is a Director of American Pad & Paper Company, Professional Services Industries, Inc., Miltex Instruments Inc. and Paper Acquisition Corporation.

2. RATIFICATION OF AUDITORS

  The Board of Directors recommends that the stockholders vote FOR the ratification of the firm of Coopers & Lybrand L.L.P. as the auditors to audit the financial statements of the Company and certain of its subsidiaries for the fiscal year ending December 31, 1997. It is intended that the Proxies in the form enclosed with this Proxy Statement will be voted for such firm unless stockholders specify to the contrary in their Proxies or specifically abstain from voting on this matter.

  Representatives of Coopers & Lybrand L.L.P. are expected to be present at the Annual Meeting of Stockholders. They will have the opportunity to make statements if they desire to do so and will be available to respond to appropriate questions.

3. OTHER BUSINESS

  The Board of Directors does not know of any other business to be presented at the Annual Meeting of Stockholders. If any other matters properly come before the meeting, however, it is intended that the persons named in the enclosed form of Proxy will vote said Proxy in accordance with their best judgment.

                      DIRECTORS MEETINGS AND COMPENSATION

DIRECTORS MEETINGS

  The Board of Directors held 6 meetings during the year ended December 31, 1996. The Audit Committee, which currently consists of Messrs. Bekenstein, Caldwell and Salice, oversees actions taken by the Company's independent auditors, recommends the engagement of auditors and reviews the Company's internal audits. The Compensation Committee, which currently consists of Messrs. Conard and Salice, approves the compensation of executives of the Company, makes recommendations to the Board of Directors with respect to standards for setting compensation levels and administers the Company's incentive plans. There is no standing nominating committee. During fiscal year 1996, all of the Company's directors except for Mr. Wolpow participated in excess of 75% of the aggregate of the meetings of the Board of Directors and the meetings of committees of the Board of Directors of which such director was a member. During fiscal year 1996, the Compensation Committee met three times and the Audit Committee met two times.

  Charles L. Brown resigned in November 1996 as a Director of the Company. Pursuant to the provisions of the Company's Bylaws, the Board of Directors resolved to fix the number of members of the Board of Directors at six.

COMPENSATION OF DIRECTORS

  Directors who are full-time employees of the Company receive no additional compensation for serving on the Board or its committees. Outside Directors each receive a retainer of $15,000 per year (other than the Chairman who, if an Outside Director, will receive an annual fee of $30,000) and $750 for each Board meeting and committee meeting that they attend. All directors are reimbursed for expenses incurred in connection with their attendance at meetings.

                            MANAGEMENT COMPENSATION

SUMMARY COMPENSATION TABLE

  The following Summary Compensation Table discloses, for the fiscal years indicated, individual compensation information on Mr. Berthiaume and the four other most highly compensated executive officers (collectively, the "named executives") who were serving as executive officers at the end of fiscal year 1996.

                               ANNUAL COMPENSATION
                             ------------------------
                                                               SECURITIES
                                                               UNDERLYING
                                                              OPTIONS/SARS     ALL OTHER
                             FISCAL SALARY    BONUS              (#) OF       COMPENSATION
NAME AND PRINCIPAL POSITION   YEAR    ($)      ($)               SHARES           ($)
---------------------------  ------ ------- ---------         ------------    ------------
Douglas A. Berthiaume....     1996  299,990   352,200(1)          38,500         22,696(2)(3)(4)
 Chairman, President,         1995  275,002   548,414(5)(6)          --          26,914(7)(8)(9)
 Chief Executive Officer      1994  318,329 1,599,517(10)(11)  1,325,240(12)      9,550(13)(14)(15)
Arthur G. Caputo.........     1996  160,004   164,480(1)          22,000         11,446(2)(3)(4)
 Senior Vice President,       1995  149,994   345,714(5)(6)          --          15,685(7)(8)(9)
 Sales and Marketing          1994  170,000   601,100(10)(11)    491,410(12)      5,100(15)(16)(17)
Thomas W. Feller.........     1996  160,004   164,480(1)          22,000         13,655(2)(3)(4)
 Senior Vice President,       1995  155,012   352,714(5)(6)          --          16,236(7)(8)(9)
 Operations                   1994  175,668   601,637(10)(11)    491,410(12)      5,270(13)(14)(15)
John R. Nelson ..........     1996  164,996   169,620(1)          22,000         11,053(2)(3)(4)
 Senior Vice President,       1995  160,004   359,714(5)(6)          --          18,086(7)(8)(9)
 Research and Development     1994  181,993   602,170(10)(11)    491,410(12)      5,460(14)(15)(17)
Philip S. Taymor ........     1996  160,004   164,480(1)          22,000         10,582(2)(3)(4)
 Senior Vice President,       1995  149,994   395,714(5)(6)          --          16,799(7)(8)(9)
 Finance and Administra-
  tion and
  Chief Financial Officer     1994  138,328   601,270(10)(11)    491,410(12)      4,150(14)(15)(17)

--------
 (1) Reflects bonus earned under the Company's Pay for Performance Plan in 1996 which was paid in 1997.
 (2) Includes amounts contributed for the benefit of the named executive under the Waters 401(k) Restoration Plan in 1996 as follows: Mr. Berthiaume $18,508, Mr. Caputo $5,600, Mr. Feller $5,308, Mr. Nelson $6,933 and Mr.
     Taymor $5,331.
 (3) Includes amounts contributed for the benefit of the named executive under the Waters Employee Investment Plan in 1996 as follows: Mr. Berthiaume $1,404, Mr. Caputo $4,454, Mr. Feller $4,612, Mr. Nelson $3,296 and Mr.
     Taymor $4,588.
 (4) Includes amounts contributed for the benefit of the named executive under Group Term Life Insurance in 1996 as follows: Mr. Berthiaume $2,784, Mr. Caputo $1,392, Mr. Feller $3,735, Mr. Nelson $824 and Mr. Taymor $663.
 (5) Reflects bonus earned under the Company's Pay for Performance Plan in 1995 which was paid in 1996 as follows: Mr. Berthiaume $412,700, Mr. Caputo $210,000, Mr. Feller $217,000, Mr. Nelson $224,000 and Mr. Taymor $210,000.
 (6) Reflects one-time cash bonus earned in 1995 and paid in 1996 in connection with certain productivity programs implemented by senior management as follows: Mr. Berthiaume $135,714, Mr. Caputo $135,714, Mr. Feller $135,714, Mr. Nelson $135,714 and Mr. Taymor $185,714.
 (7) Includes amounts contributed for the benefit of the named executive under the Waters 401(k) Restoration Plan in 1995 as follows: Mr. Berthiaume $21,216, Mr. Caputo $8,504, Mr. Feller $10,422, Mr. Nelson $10,840 and
     Mr. Taymor $11,503.
 (8) Includes amounts contributed for the benefit of the named executive under the Waters Employee Investment Plan in 1995 as follows: Mr. Berthiaume $3,481, Mr. Caputo $6,367, Mr. Feller $4,809, Mr. Nelson $4,752 and Mr.
     Taymor $4,867.
 (9) Includes amounts contributed for the benefit of the named executive under Group Term Life Insurance in 1995 as follows: Mr. Berthiaume $2,219, Mr. Caputo $816, Mr. Feller $1,006, Mr. Nelson $2,494 and Mr. Taymor $429.

(10) Includes the aggregate amount of deferred compensation and cash paid by Millipore to the named executive in connection with the divestiture of the Company as follows: Mr. Berthiaume $1,570,000, Mr. Caputo $585,000, Mr. Feller $585,000, Mr. Nelson $585,000 and Mr. Taymor $585,170.
(11) Includes amounts of bonus earned by the named executive under the Company's Pay for Performance Plan in 1994 which was paid in 1995 as follows: Mr. Berthiaume $29,517, Mr. Caputo $16,100, Mr. Feller $16,637, Mr. Nelson $17,170 and Mr. Taymor $16,100.
(12) Reflects grant of options to purchase shares of Common Stock. Certain of such options were granted at an exercise price equal to the estimated fair value of the Common Stock at the date of grant and the other options were granted at an exercise price in excess of such estimated fair value. All such options have a term of ten years. The Company amended the option agreements in the third fiscal quarter of 1995. After giving effect to such amendment, the named executive officers held the following options:
     Mr. Berthiaume, 282,562 options at an exercise price of $4.07 per share, 282,562 options at an exercise price of $9.50 per share, and 760,116 options at an exercise price of $16.28 per share; and each of Messrs. Caputo, Feller, Nelson and Taymor, 110,567 options at an exercise price of $4.07 per share; 110,567 options at an exercise price of $9.50 per share, and 270,276 options at an exercise price of $16.28 per share. The Company also amended the option agreements in the fourth fiscal quarter of 1995 to vest an aggregate of 1,099,535 options at the $9.50 exercise price.
(13) Includes amounts contributed by Millipore for the benefit of the named executive under the Millipore Supplemental Executive Retirement Plan as follows: Mr. Berthiaume $3,720; and Mr. Feller $640.
(14) Includes amounts contributed by Millipore for the benefit of the named executive under the Millipore Savings Plan as follows: Mr. Berthiaume $3,080; Mr. Feller $3,080; Mr. Nelson $3,860; and Mr. Taymor $2,650.
(15) Includes amounts contributed by the Company for the benefit of the named executive under the Waters 401(k) Restoration Plan as follows: Mr. Berthiaume $2,750; Mr. Caputo $750; Mr. Feller $1,550; Mr. Nelson $1,200; and Mr. Taymor $655.
(16) Includes $3,600 contributed by Millipore for the benefit of Mr. Caputo under the Millipore Participation Plan.
(17) Includes amounts contributed for the benefit of the named executive under the Waters Employee Investment Plan as follows: Mr. Caputo $750; Mr. Nelson $400; and Mr. Taymor $845.

OPTION GRANTS IN FISCAL YEAR 1996

  The following table shows information regarding stock option grants to the named executives in fiscal year 1996:

                                                                                POTENTIAL REALIZABLE VALUE
                                                                                  AT ASSUMED ANNUAL RATES
                                                                                OF STOCK PRICE APPRECIATION
                                           INDIVIDUAL GRANTS                          FOR OPTION TERM
                         ------------------------------------------------------ ---------------------------
                          NUMBER OF
                         SECURITIES  PERCENT OF TOTAL
                         UNDERLYING  OPTIONS GRANTED
                           OPTIONS   TO EMPLOYEES IN  EXERCISE PRICE EXPIRATION
          NAME           GRANTED (#)   FISCAL YEAR        ($/SH)        DATE       5% ($)       10% ($)
          ----           ----------- ---------------- -------------- ---------- ---------------------------
Douglas A. Berthiaume...   38,500         10.76%          34.21       05/24/06  $    548,606 $    1,653,719
Arthur G. Caputo........   22,000          6.15%          34.21       05/24/06  $    313,489 $      944,982
Thomas W. Feller........   22,000          6.15%          34.21       05/24/06  $    313,489 $      944,982
John R. Nelson..........   22,000          6.15%          34.21       05/24/06  $    313,489 $      944,982
Philip S. Taymor........   22,000          6.15%          34.21       05/24/06  $    313,489 $      944,982

AGGREGATED OPTION EXERCISES, HOLDINGS AND YEAR END VALUES FOR FISCAL YEAR 1996

  There were no exercises of stock options during fiscal year 1996 by the named executives. The following table shows information regarding the number and value of any unexercised stock options held by such executives as of December 31, 1996:

                                                         VALUE OF UNEXERCISED
                                NUMBER OF SECURITIES            IN-THE
                               UNDERLYING UNEXERCISED      MONEY OPTIONS AT
                                OPTIONS AT FY-END (#)   FY-END ($) EXERCISABLE/
       NAME                   EXERCISABLE/UNEXERCISABLE    UNEXERCISABLE(1)
       ----                   ------------------------- -----------------------
Douglas A. Berthiaume........      699,632/664,108      $13,157,105/$10,888,003
Arthur G. Caputo.............      262,903/250,507      $ 4,995,260/$ 4,030,829
Thomas W. Feller.............      262,903/250,507      $ 4,995,260/$ 4,030,829
John R. Nelson...............      262,903/250,507      $ 4,995,260/$ 4,030,829
Philip S. Taymor.............      262,903/250,507      $ 4,995,260/$ 4,030,829

--------
(1)Value is based on the closing price of the Common Stock on December 31, 1996 of $30.375.

WATERS CORPORATION RETIREMENT PLANS

  Substantially all full-time United States employees of Waters participate in the Waters Corporation Retirement Plan (the "Retirement Plan"), a defined benefit pension plan intended to qualify under Section 401(a) of the Internal Revenue Code (the "Code"). The Retirement Plan is a cash balance plan whereby each participant's benefit is determined based on annual pay credits and interest credits made to each participant's notional account. In general, a participant becomes vested under the Retirement Plan upon the completion of five years of service. The normal retirement age under the plan is age 65.

  Pay credits range from 4.0% to 9.5% of compensation, depending on the participant's amount of compensation and length of service with the Company. Compensation refers to pension eligible earnings of the participant (limited to $150,000 for 1996), which includes base pay, overtime, certain incentive bonuses, commissions and pre-tax deferrals, but excludes special items such as stock awards, moving expense reimbursements and employer contributions to retirement plans. Interest credits are based on the one-year constant maturity Treasury Bill rate on the last day of the preceding plan year plus 0.5%, subject to a 5.0% minimum and 10.0% maximum rate.

  The Company also maintains a non-qualified, supplemental plan which provides benefits that would be paid by the Retirement Plan except for the limitations on pensionable pay and benefit amounts currently imposed by the Code.

  The aggregate estimated annual benefit payable from the Retirement Plan and supplemental plan to Messrs. Berthiaume, Caputo, Feller, Nelson and Taymor upon normal retirement is $93,000, $60,000, $23,000 $39,000 and $79,000, respectively. As of December 31, 1996, Messrs. Berthiaume, Caputo, Feller, Nelson and Taymor had approximately 16, 19, 20, 20 and 16 years of credited service, respectively, under the Retirement Plan.

COMPENSATION COMMITTEE INTERLOCKS

  The Compensation Committee currently consists of Mr. Edward Conard and Mr. Thomas Salice. Prior to the Company's initial public offering, each of Mr. Conard and Mr. Salice also served as an officer of the Company.

COMPENSATION COMMITTEE REPORT

  The Compensation Committee of the Board of Directors is responsible for administering the compensation of senior executives of the Company and is comprised of two independent non-employee directors.

  The Committee's compensation philosophy is to focus management on achieving financial and operating objectives which provide long-term stockholder value. The Company's executive compensation programs are designed to align the interest of senior management with those of the Company's stockholders. There are three key components of executive compensation: base salary, pay for performance (annual incentive), and long-term performance incentive. It is the intent of these programs to attract, motivate and retain senior executives. It is the philosophy of the Compensation Committee to allocate a significant portion of cash compensation to variable performance-based compensation in order to reward executives for high achievement.

 Base Salary

  The salaries for senior executives are reviewed annually and are based upon a combination of factors including past individual performance, competitive salary levels, and an individual's potential for making significant contributions to future Company performance. Increases to senior executives' base salaries in fiscal year 1996 were determined by the Committee after subjective consideration of the Company's financial performance in fiscal year 1995, individual position and responsibilities, and general and industry market surveys for comparable positions. No senior executives received any increase in base salary in fiscal year 1994 or in fiscal year 1995.

 Annual Incentive

  The Pay for Performance Plan, an annual incentive award plan, is the variable pay program for officers and other senior executives of the Company. The purpose of the Pay for Performance Plan is to provide added motivation and direction to senior executives to achieve operating results based on operating budgets established at the beginning of the year. The Compensation Committee evaluates the audited results of the Company's performance against previously established performance targets in order to determine the individual bonuses under the Pay for Performance Plan. The Company achieved a level of performance required to pay bonuses for fiscal year 1996 based upon overall Company performance.

 Long-Term Performance Incentive Plan

  Stock options are an important component of senior executive compensation and the Long-Term Performance Incentive Plan has been designed to motivate senior executives and other key employees to contribute to the long-term growth of stockholder value. Under the 1994 Amended and Restated Stock Option Plan, stock options were also granted to the Company's senior executives and other key individuals. The Compensation Committee authorizes awards under the plan based upon recommendations from the Company's President.

 Other Compensation

  The Company's senior executives are also eligible to participate in other compensation plans that are generally offered to other employees, such as the Company's investment and savings plan, the retirement plan, the employee stock purchase plan, and the supplemental employee retirement plans.

 Chief Executive Compensation

  Based on its evaluation of the Company's overall performance and the salaries and compensation practices of peer companies of comparable size, the Compensation Committee elected to increase Mr. Berthiaume's annual base salary for fiscal year 1996 to $300,000 from $275,000. Under the Pay for Performance Plan, the Compensation Committee awarded Mr. Berthiaume a bonus of $352,200 for fiscal year 1996 based upon the Company's performance as compared to pre-established criteria and targets. Mr. Berthiaume received a stock option grant of 38,500 shares (at an option price equal to 115% of the fair market value on the date of grant), based on the subjective considerations described under the 1994 Amended and Restated Stock Option Plan.

 Limit on Deductible Compensation

  The Compensation Committee has considered the application of Section 162(m) of the Code to the Company's compensation practices. Section 162(m) limits the tax deduction available to public companies for annual compensation paid to senior executives in excess of $1 million unless the compensation qualifies as performance-based. The annual cash compensation paid to individual executives does not approach the $1 million threshold, and its is believed that the stock incentive plans of the Company qualify as performance-based. Therefore, the Committee does not believe any further action is necessary in order to comply with Section 162(m). From time to time, the Committee will reexamine the Company's compensation practices and the effect of Section 162(m).

       Mr. Edward Conard                               Mr. Thomas Salice

PERFORMANCE GRAPH

  The following graph compares the cumulative total return on $100 invested on November 17, 1995 (the first day of public trading of the Common Stock) through December 31, 1996 (the last day of public trading of the Common Stock in fiscal year 1996) in the Common Stock of the Company, the NYSE Market Index and the SIC Code 3823 Index. The return of the indices is calculated assuming reinvestment of dividends during the period presented. The Company has not paid any dividends since its initial public offering. The stock price performance shown on the graph below is not necessarily indicative of future price performance.

                 COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
                           AMONG WATERS CORPORATION
                     NYSE MARKET INDEX AND SIC CODE INDEX




                             [PERFORMANCE GRAPH]

                                        New York        Process Control
                        Waters          Stock Exchange  Instruments Index
Date                    Corporation     Market Index    (SIC Code 3823)
----                    -----------     --------------  -----------------
11/17/95                100.00          100.00          100.00
12/31/95                120.66          102.31           99.05
12/31/96                200.83          123.24          116.41

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The table below sets forth certain information regarding beneficial ownership of Common Stock as of March 24, 1997, by each person or entity known to the Company who owns of record or beneficially five percent or more of the Common Stock, by each named executive officer and director nominee and all executive officers and director nominees as a group.

                                                                  PERCENTAGE OF
                                                                   OUTSTANDING
                                               NUMBER OF SHARES      COMMON
       NAME                                    OF COMMON STOCK(1)    STOCK(1)
       ----                                    -----------------  -------------
5% STOCKHOLDERS
 Pilgrim Baxter & Associates, Ltd. ...........     2,392,900           8.27
  1255 Drummers Lane, Suite 300
  Wayne, Pennsylvania 19087-1590
DIRECTORS AND EXECUTIVE OFFICERS
 Douglas A. Berthiaume (2)....................     1,356,001           4.58
 Arthur G. Caputo (2).........................       408,764           1.40
 Thomas W. Feller (2).........................       393,290           1.35
 John R. Nelson (2)...........................       323,228           1.11
 Philip S. Taymor (2).........................       406,763           1.39
 Joshua Bekenstein (3)........................             0             *
 Philip Caldwell (3)(4).......................        32,143             *
 Edward Conard (5)............................             0             *
 Thomas P. Salice (3)(5)(6)...................        38,592             *
 Marc Wolpow..................................             0             *
 All Directors and Executive Officers as a
 group (12 persons)...........................     3,651,154          11.77

--------
*represents less than 1% of the total.
(1) Figures are based upon 28,929,595 shares of Common Stock outstanding as of March 24, 1997. The figures assume exercise by only the stockholder or group named in each row of all options for the purchase of Common Stock held by such stockholder or group which are exercisable within 60 days of March 24, 1997.
(2) Includes share amounts which the named individuals have the right to acquire through the ownership of options which are exercisable within 60 days of March 24, 1997 as follows: Mr. Berthiaume 699,632, Mr. Caputo 262,903, Mr. Feller 262,903, Mr. Nelson 262,903 and Mr. Taymor 262,903.
(3) Member of the Audit Committee.
(4) Includes 31,782 shares held in trust for Mr. Caldwell's wife, Betsey C. Caldwell, and for which shares he disclaims beneficial ownership.
(5) Member of the Compensation Committee.
(6) Includes 6,335 shares in a family trust, for which shares he disclaims beneficial ownership.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

EMPLOYMENT AGREEMENTS

  None of the executive officers have employment agreements with the Company or any of its affiliates. None of them have any agreements entitling them to termination or severance payments upon a change in control of the Company nor a change in the named executive's responsibilities following a change of control. However, each of the named executive officers is party to a Management Subscription Agreement with the Company pursuant to which each named executive officer has purchased shares of Common Stock in the Company. Each executive officer is also the grantee of certain stock options from the Company under one or more Stock Option Agreements. Pursuant to the terms of such agreements the stock purchased under such agreements or available upon exercise of the options may be subject to repurchase by the Company at the end of such executive's employment with the Company. The Management Subscription Agreements and the Stock Option Agreements also impose certain additional restrictions upon the executive, including confidentiality obligations, assignment of the benefit of inventions and patents to the Company, a requirement that the executive devote his or her exclusive business time to the Company, and noncompete restrictions which extend in certain cases, depending on the basis on which his or her employment is terminated, for a period of up to 24 months following his or her termination date.

LOANS TO EXECUTIVE OFFICERS

  The Company has made loans, in an aggregate principal amount of $2,342,303 million, to certain executive officers of the Company. These loans are all in amounts in excess of $60,000, are full recourse loans and are secured by a pledge of certain of the shares of Common Stock owned by such executive officers. The following executive officers' loans are as of December 1, 1995, bear interest at 5.83% and have a maturity date of December 1, 2000: Douglas
A. Berthiaume, Chairman, President and Chief Executive Officer, $650,919; Arthur G. Caputo, Senior Vice President, Sales and Marketing, $245,825; Thomas
W. Feller, Senior Vice President, Operations, $245,825; Brian K. Mazar, Vice President, Human Resources and Investor Relations, $247,843; John R. Nelson, Senior Vice President, Research and Development, $204,854; Devette Russo, Vice President, Chromatography Chemistry Division, $211,190; and Philip S. Taymor, Senior Vice President, Finance and Administration and Chief Financial Officer, $245,825. The following executive officers' loans are as of January 8, 1996, bear interest at 5.65% and have a maturity date of January 8, 2001: Mr. Berthiaume $92,939, Mr. Caputo $34,629, Mr. Feller $34,617, Mr. Mazar $34,629,
Mr. Nelson $28,858, Ms. Russo $29,750 and Mr. Taymor $34,629.

REGISTRATION RIGHTS AGREEMENT

  The Company is party to a registration rights agreement (the "Registration Rights Agreement") among all of the Company's existing stockholders. Pursuant to the terms of the Registration Rights Agreement, certain of the Company's stockholders have the right to require the Company, at the sole expense of the Company and subject to certain limitations, to register under the Securities Act of 1933 (the "Securities Act") all or part of the shares of Common Stock (the "Registrable Securities") held by them. All of the Company's existing stockholders are entitled to unlimited "piggyback" registrations. In connection with all registrations, the Company will agree to indemnify all holders of Registrable Securities against certain liabilities, including liabilities under the Securities Act. Registrations pursuant to the Registration Rights Agreement will be made on the appropriate registration form and may be underwritten registrations.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company has entered into agreements to provide indemnification for its directors and executive officers in addition to the indemnification provided for in the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.

                     DIRECTOR AND OFFICER AND TEN PERCENT
                        STOCKHOLDER SECURITIES REPORTS

  The federal securities laws require the Company's directors and officers, and persons who own more than ten percent of the Company's Common Stock, to file with the Securities and Exchange Commission, the New York Stock Exchange and the Secretary of the Company initial reports of ownership and reports of changes in ownership of the Common Stock of the Company. All of the Company's officers filed reports late during the fiscal year ended December 31, 1996.

  Except for the foregoing, to the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 1996 all of the Company's officers, directors and greater-than-ten-percent beneficial owners made all required filings.

                             STOCKHOLDER PROPOSALS

  Proposals of stockholders to be presented at the 1998 Annual Meeting of Stockholders must be received by the Secretary of the Company by November 4, 1997 to be considered for inclusion in the Company's Proxy Statement and form of proxy relating to that meeting. It is anticipated that the 1998 Annual Meeting will be scheduled for May 5, 1998.

1444-PS-97

               The Officers and Directors of Waters Corporation
                        cordially invite you to attend
                      the Annual Meeting of Stockholders
              to be held at Waters Corporation, 34 Maple Street,
         Milford, Massachusetts on Tuesday, May 6, 1997 at 11:00 a.m.


                             Douglas A. Berthiaume

                           /s/ Douglas Berthiaume

               Chairman, President and Chief Executive Officer


Please sign, date and return your proxy in the envelope provided even if you plan to attend the meeting.

                                  DETACH HERE

[X] PLEASE MARK
    VOTES AS IN
    THIS EXAMPLE.

1. To elect a Board of Directors for the ensuing year.

Nominees: Joshua Bekenstein, Douglas A. Berthiaume, Philip Caldwell, Edward Conard, Thomas P. Salice, Marc Wolpow

                           FOR              WITHHELD
                           [ ]                [ ]

[ ]
   -------------------------------------------------
         For all nominees except as noted above


                                                      FOR   AGAINST   ABSTAIN
2. To ratify the selection of the firm of             [ ]     [ ]       [ ]
   Coopers & Lybrand L.L.P. as auditors
   for the fiscal year ending December
   31, 1997

3. To transact such other business as may properly come before the meeting.

                   MARK HERE                    MARK HERE
                  FOR ADDRESS                  IF YOU PLAN
                   CHANGE AND                   TO ATTEND
                  NOTE AT LEFT  [ ]            THE MEETING  [ ]

(If signing as attorney, executor, trustee or guardian, please give your full title as such. If shares are held jointly, each holder should sign.)

Signature:                   Date:        Signature:                 Date:
          ------------------      ------            -----------------     ------

                                 DIRECTIONS TO
                              WATERS CORPORATION
                                ANNUAL MEETING


DATE:                       MAY 6, 1997
MEETING LOCATION:           WATERS CORPORATION
                            34 MAPLE STREET
                            MILFORD, MA 01757
                            TEL (508) 478-2000

FROM BOSTON - Mass Turnpike West to Route 495, take Route 495 South to exit 19, (Milford/Medway, Rt. 109), turn right at end of exit onto Route 109 West, continue approximately 1/2 mile, turn left onto Birch St. (at Richard's Restaurant). Take right at end of Birch St. and follow the signs to Waters.

FROM THE WEST - Mass Turnpike East to Route 495, take Route 495 South to exit 19, (Milford/Medway, Rt. 109), turn right at end of exit onto Route 109 West, continue approximately 1/2 mile, turn left onto Birch St. (at Richard's Restaurant). Take right at end of Birch St. and follow the signs to Waters.

FROM THE NORTH OR SOUTH - take Route 495 to exit 19, (Milford/Medway, Rt. 109), turn at end of exit onto Route 109 West, continue approximately 1/2 mile, turn left onto Birch St. (at Richard's Restaurant). Take right at end of Birch St. and follow the signs to Waters.

PLEASE NOTE: THESE DIRECTIONS CAN BE REPEATED BY CALLING A RECORDING AT
(508) 482-3314.

                                  DETACH HERE
--------------------------------------------------------------------------------

                              WATERS CORPORATION
               FOR ANNUAL MEETING OF STOCKHOLDERS - MAY 6, 1997
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

PROXY

  The undersigned hereby appoints Douglas A. Berthiaume and Philip S. Taymor, and each or either of them, as the true and lawful attorneys of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the shares of capital stock of the Corporation which the undersigned is entitled to vote at said meeting and any adjournment thereof upon the matters specified below and upon such other matters as may be properly brought before the meeting or any adjournments thereof, conferring authority upon such true and lawful attorneys to vote in their discretion on such other matters as may properly come before the meeting and revoking any proxy heretofore given.

  THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS AND FOR
                                  ---                                   ---
THE PROPOSAL IN ITEM 2, AND AUTHORITY WILL BE DEEMED GRANTED UNDER PROPOSAL 3.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE          [SEE REVERSE SIDE]